SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

09 September 2008

PROTHERICS PLC

(Translation of Registrant’s Name Into English)

The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                    No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .

The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

Protherics PLC

Notification of Major Interests in Shares

London, UK; Brentwood, TN, US: 9 September 2008 - Protherics PLC (“Protherics” or the “Company”), the international biopharmaceutical company focused on critical care and cancer, announces that on 8 September 2008, in accordance with the Transparency Obligations Directive, a notification of interest in the ordinary share capital of the Company was received from AXA Investment Managers UK Limited on behalf of AXA S.A. and its Group Companies (“AXA”). The notification follows a change in AXA’s Indirect Voting Rights. Details of the interest notified are as follows:

1. Reason for the notification (please tick the appropriate box or boxes)
A disposal of voting rights	X
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An event changing the breakdown of voting rights
Other (please specify):
2. Full name of person(s) subject to the notification obligation:	AXA S.A., 25 Avenue Matignon, 75008 Paris and its group of companies.
3. Full name of shareholder(s) (if different from 2.):
4. Date of the transaction (and date on which the threshold is crossed or reached if different):	7 September 2008
5. Date on which issuer notified:	8 September 2008
6. Threshold(s) that is/are crossed or reached:	12%
7. Notified details:

A: Voting rights attached to shares
Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares Direct	Number of	voting rights % of		voting rights
				Direct	Indirect	Direct	Indirect
0702920	42,118,236	42,118,236	1,041,666	1,041,666	41,063,106	0.30%	12.00%

B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)
Number of voting rights	% of voting rights
42,104,772	12.30%

8. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable :
Name of Company/Fund	Number of Shares	% of issued share capital
AXA Direct	716,666	0.20943
AXA Framlington Indirect	40,572,688	11.85629
AXA IM Paris Indirect	490,418	0.14331
AXA IM UK Direct	325,000	0.09497
Total Direct Total Indirect	1,041,666 41,063,106	0.30440 11.99960
TOTAL	42,104,772	12.30400

Proxy Voting:
9. Name of the proxy holder:
10. Number of voting rights proxy holder will cease to hold:
11. Date on which proxy holder will cease to hold voting rights:

12. Additional information:

| Ends |

For further information please contact:

Protherics
Nick Staples, Director of Corporate Affairs	+44 (0) 7919 480510
Julie Vickers, Company Secretary	+44 (0)1928 518010

Financial Dynamics – press enquiries
London: Ben Atwell, Lara Mott	+44 (0) 20 7831 3113
New York: John Capodanno	+1 212 850 5600

Or visit www.protherics.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC

Date: 09 September 2008	By:	/s/ Rolf Soderstrom
Rolf Soderstrom
Finance Director